GREENWICH LIFESCIENCES, INC.

3992 Bluebonnet Dr, Building 14

Stafford, TX 77477

                     September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do
Terence O’Brien
David Gessert
Michael Clampitt

Re:	Greenwich LifeSciences, Inc.
Registration Statement on Form S-1, as amended
File No. 333-238829

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Greenwich LifeSciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Thursday, September 24, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

GREENWICH LIFESCIENCES, INC.

By: /s/ Snehal Patel__________________

Name: Snehal Patel

Title: Chief Executive Officer